Nepia, Inc.
Tian Bei West Road
Yung Guang Tian Di Ming Xing
Ge, Unit 1503, Shenzhen, People's Republic of China

June 29, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Edward M. Kelly

Re:           Nepia, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 6, 2011
File No. 333-173699

Dear Mr. Kelly:

I write on behalf of Nepia, Inc. (the “Company”) in response to Staff’s letter of June 14, 2011, by Pamela A. Long,  Assistant Director, Division of Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed June 6, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1. Please clarify for us how, as a corporation organized under the laws of Nevada, and in view of the restrictions of foreign ownership imposed by the laws of the People's Republic of China, you are able to control the operations of your business in the People's Republic of China. Please provide a detailed response and, as necessary, please revise your prospectus disclosure accordingly.

In response to this comment, the Company revised its disclosure to clarify that it intends to sell its products to local Chinese distributors that are licensed for direct sales.

2. Please clarify for us whether you are a "resident enterprise" for People's Republic of China enterprise income tax purposes. If you are a "resident enterprise" or believe that it is possible that you could be deemed a "resident enterprise," please revise your risk factor and other disclosures in your prospectus accordingly.

In response to this comment, the Company does not have a local subsidiary in China and is therefore not a resident enterprise for income tax purposes.

3. We note your response to comment one in our letter dated May 16, 2011, particularly your representation that the company has no plans or intentions to merge with any other entity. Please include this representation in the prospectus.

In response to this comment, the Company included this disclosure in the Prospectus.

Because the industry is dependent upon general economic conditions and uncertainties .... page 12

4. We note your response to comment 13 in our letter dated May 16, 2011, and your expanded risk factor disclosure about doing business in People's Republic of China. In the last risk factor on page 12 you indicate that federal and state income tax policies are a factor and condition affecting the Chinese national economy. Please clarify for us whether you are referring to United States or Chinese federal and state income tax policies. If you are referring to Chinese policies, please identify the federal and state bodies promulgating such policies.

In response to this comment, the Company omitted reference to federal and state taxes in the disclosure.

Because Chinese law governs almost all of our material agreements ... , page 16

5. We note your new risk factor disclosure. Please revise your disclosure to make clear, if true, that you have no material agreements relating to the purchase of raw materials, the manufacture of your products, and the distributions of your products within People's Republic of China as of the date of the prospectus.

In response to this comment, the Company clarified that it has no such agreements.

6. Please revise your disclosure to describe the material terms of your agreements with Fuda Yiyang, and explain Fuda Yiyang's relationship to you. Further, tell us what consideration you have given to filing your agreements with Fuda Yiyang as exhibits to the registration statement.

In response to this comment, the Company does not have an agreement with Fuda Yiyang and mention of such was inadvertently made.

Plan of Distribution, page 22

7. We have considered your response to comment 17 in our letter dated May 16,2011, but we are unable to concur with your analysis. Since Nepia is a shell company, our view is that the selling shareholders are underwriters within the meaning of the Securities Act of 1933, as amended. We note that the Rule 144 safe harbor from the statutory definition of "underwriter" in Section 2(a)(II) of the Securities Act is unavailable to your security holders. Please revise the prospectus accordingly.

In response to this comment, the Company revised the Prospectus to identity the selling shareholders as underwriters.

Summary Compensation Table, page 41

8. Please revise the table to remove the row for 2010. In this regard, we note that you were formed on August 9, 2010 and that your fiscal year end is March 31. See Item 402(n) of Regulation S-K.

In response to this comment, the Company removed the row for 2010 as requested.

Please accept this correspondence as acknowledgement by the Company of the following:

▪	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪
the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Li Deng Ke
Li Deng Ke